United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports under Sections 13 and 15(d)
of the Securities Exchange Act of 1934.

Commission File Number 1-12244

NEW PLAN EXCEL REALTY TRUST, INC.
(Exact name of registrant as specified in its charter)

1120 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10036 (212) 869-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8-1/2% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK,
PAR VALUE $.01 PER SHARE
(Title of each class of securities covered by this Form)

COMMON STOCK, PAR VALUE $.01 PER SHARE
8-5/8% SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK,
PAR VALUE $.01 PER SHARE
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date:   0

Pursuant to the requirements of the Securities Exchange Act of 1934, New Plan Excel Realty Trust, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: September 17, 2002	NEW PLAN EXCEL REALTY TRUST, INC.

BY: /s/ Steven F. Siegel Steven F. Siegel Executive Vice President and General Counsel